PEARSON

PEARSON PLC

80 STRAND
LONDON WC2R ORL

TELEPHONE +44 20 7010 2000
FACSIMILE +44 20 7010 6060
www.pearson.com

RECEIVED
2009 MAY -4 A 8:20

Attention: Office of International Corporate Finance
Division of Corporation Finance, Mail S[redacted]
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

09046032

24 April 2009

Pearson plc
Submission Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 - File number: 82-4019

SUPPL

Dear Sirs

On behalf of Pearson plc, a company duly organised under the laws of England and Wales (the "Company"), I am furnishing the following information pursuant to Rule 12g3-2(b) (1) (iii) under the United States Securities Exchange Act of 1934 (the "Act") in order to maintain the Company's exemption from the reporting requirements of Section 12 (g) of the Act available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder:

16 April	FT announces shortlist for 2009 sustainable banking awards
17 April	Directors' Shareholding
17 April	Directors' Shareholding
20 April	Director Shareholding
21 April	Take That go with Penguin this Christmas
21 April	Penguin Books South Africa Announces a New Literary Award
21 April	Penguin African Writers Series
21 April	Penguin and Founder Apabi sign e-book agreement in China
23 April	Director Shareholding
23 April	Directors' Shareholding

Any questions concerning this submission may be directed to me at the address and telephone number above.

Please acknowledge receipt of this letter by stamping and returning the enclosed duplicate of this letter to me in the enclosed self-addressed stamped envelope.

Very truly yours

S. Jones

Stephen Jones
Deputy Secretary

dlw 5/5

FT announces shortlist for 2009 sustainable banking awards

16 April 2009

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The Financial Times and IFC, a member of the World Bank Group, have announced the shortlists for the 2009 FT Sustainable Banking Awards. The Awards, now in their fourth year, were created to recognise banks and other financial institutions that have shown leadership and innovation in integrating social, environmental and corporate governance considerations into their operations.

The Awards have grown in popularity and this year the nominees were selected from among 165 entries from 117 institutions across 42 countries. Three categories - Achievement in Basic Needs Financing, Banking at the Bottom of the Pyramid, and Sustainable Investor of the Year - were open to non-banking financial institutions as well as banks.

The judging panel, which includes leading figures involved in sustainable finance and development, met last week at the Financial Times offices in London to agree on a short-list of five institutions for each category of award - except Emerging Markets Bank of the Year, where three banks were nominated for each regional sub-category. The nominees are as follows:

Sustainable Bank of the Year

- Deutsche Bank, Germany
- Grupo Santander Brasil
- Industrial Bank, China
- Standard Chartered, UK
- Triodos Bank, Netherlands

Sustainable Emerging Markets Bank of the Year Africa/Middle East

- Access Bank, Nigeria
- Equity Bank, Kenya
- Nedbank, South Africa

Sustainable Emerging Markets Bank of the Year Asia

- ACLEDA Bank, Cambodia
- Industrial Bank, China
- YES Bank, India

Sustainable Emerging Markets Bank of the Year Eastern Europe

- AccessBank, Azerbaijan
- Center-Invest Bank, Russia
- Industrial Development Bank of Turkey (TSKB)

Sustainable Emerging Markets Bank of the Year Latin America

- Banco do Brasil
- Banco Galicia, Argentina
- Itau Unibanco, Brazil

Achievement in Basic Needs Financing

- Acumen Fund, US
- MicroEnsure, UK
- ParaLife Group, Switzerland
- Trust Bank, Ghana
- Water Capital, Mexico

Banking at the Bottom of the Pyramid

- ABN AMRO India
- Bank of Kathmandu, Nepal
- Opportunity International, UK
- Root Capital, US
- Wizzit, South Africa

Sustainable Investor of the Year

- Actis, UK
- Calvert Foundation, US
- E+Co, US
- Global Environment Fund, US
- Pictet Asset Management, US

[illegible] ssonaft.com

"The entries to this year's Awards were of particularly high quality, underlining the extent to which financial institutions are focusing on environmental, social and corporate governance considerations in these challenging times," said Lionel Barber, editor of the Financial Times. "We are especially pleased to see the growing global interest in these awards, reflecting the increasing importance of sustainability across all markets."

"The crisis has underscored the vital role of finance in economic growth and development, as well as the need to incorporate the principles of sustainability into business and banking models," said Lars Thunell, IFC Executive Vice President and CEO. "The high level of interest in this year's awards is an encouraging sign that commitment to sustainability remains strong in the financial community".

The judging panel that selected the nominees and will choose the award winners includes leading figures involved in sustainable finance and development:

- John Willman, Former UK Business Editor, Financial Times (co-chair)
- Rachel Kyte, Vice President, Business Advisory Services, IFC (co-chair)
- David Harris, Manager, Responsible Investment, FTSE Group
- Richard Laing, Chief Executive, CDC Group Ltd
- Elizabeth Littlefield, CEO, Consultative Group to Assist the Poor (CGAP)
- Herman Mulder, international sustainable development advisor
- Tessa Tennant, Co-founder, Association for Sustainable and Responsible Investment in Asia (ASrIA)

Leading consultancy Sustainable Finance Ltd is technical advisor for the programme.

The winners of the awards will be announced at a special

dinner at the Renaissance Chancery Court Hotel in London on 4 June 2008.

The awards dinner will conclude the 2009 FT/IFC Sustainable Banking Conference, a full-day gathering of major decision-makers, strategists and visionaries involved in sustainable finance. Confirmed speakers for the Sustainable Banking Conference include:

- Fabio Barbosa, Chairman, Banco Real
- Beet Heemskerk, Chairman, Rabobank International
- Simon Zadek, CEO, AccountAbility
- Alex Counts, President and CEO, Grameen Foundation
- Prof Jules Pretty OBE, Professor of Environment and Society, University of Essex
- Tom Scholar, Managing Director, International and Finance, HM Treasury
- Lars Thunell, Executive Vice President and CEO, IFC

For further information, please contact:

Kristina Eriksson, Financial Times, +44 20 7873 4961 or **kristina.eriksson@ft.com**

Directors' Shareholding
17 April 2009

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Pearson plc – Notification of Directors' Interests

Pearson announces that the following directors have purchased shares in the company under its Annual Bonus Share Matching Plan:

Name	ADRs	Purchase Price	Resultant Holding	Percentage Holding
W Ethridge	61,158	$9.9986	189,916	0.02345%

Name	Ordinary Shares	Purchase Price	Resultant Holding	Percentage Holding
R A Freestone	20,913	£6.694308	65,292	0.00806%

The Plan is designed to encourage executives to build up their shareholding in Pearson by investing up to half of their after-tax annual bonus in ordinary shares. Subject to Pearson meeting a corporate performance target, participants are then entitled to receive, after allowing for tax on their original investment, up to one additional matching share for each of their own shares held for three years.

Details of the Plan are included in the company's remuneration report at http://www.pearson.com/investor/ar2008/governance/rptDirRemun.html

Directors' Shareholding
17 April 2009

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RECEIVED
2009 MAY -4 A 8:20
OFFICE OF INTERNATIONAL CORPORATE FINANCE

PEARSON PLC
(the "Company")

Annual Bonus Share Matching Plan (the "Plan")

On 16 April 2009, participants became entitled to ordinary shares in the Company ("**Shares**") on maturity of their right to "matching shares" under the rules of the Plan (the "**Rules**"). Under the Plan, participants who invest their after-tax bonus in shares become entitled, without payment, to "matching shares" on a one-for-one basis if a corporate performance target is met over a five year period. In relation to awards made on 16 April 2004, the five year performance target was met in 2009. Accordingly, under the Rules, participants are now entitled to matching shares on a one-for-one basis.

The Rules require that sufficient shares are sold to discharge the PAYE income tax liability on the shares released. In consequence, the shares set out in the second column below were sold on 16 April 2009 at a price of £6.705 per share, leaving the after-tax number of shares set out in the final column below:-

Name of Director	**Number of Shares Sold**	**Number of Shares Retained**
David Bell	1847	2656
Rona Fairhead	2110	3036

As a result, the executive directors named below are interested in the following shares (excluding shares to which they may become entitled, subject to satisfaction of any relevant conditions, under the Company's employee share schemes):-

Name of Director	**Number of Shares**	**% of Issued Share Capital**
David Bell	253,004	0.03124 %
Rona Fairhead	212,295	0.02621 %

Director Shareholding
20 April 2009

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NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.14R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1.	Name of the *issuer* **PEARSON PLC**	2.	State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a) (ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii) **BOTH (I) AND (II)**
3.	Name of *person discharging managerial responsibilities/director* **MARJORIE SCARDINO**	4.	State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person* **N/A**
5.	Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest[1] **HOLDING**	6	Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares* **ORDINARY 25P EACH**
7.	Name of registered shareholder(s) and, if more than one, the number of *shares* held by each of them **MARJORIE SCARDINO; AND** **MARJORIE SCARDINO & ALBERT SCARDINO**	8.	State the nature of the transaction **TRANSFER OF SHARES AS A GIFT**

KG

9	Number of *shares*, debentures or financial instruments relating to *shares* acquired **N/A**	10.	Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage) **N/A**
11.	Number of *shares*, debentures or financial instruments relating to *shares* disposed **2004**	12.	Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage) **0.00025%**
13.	Price per *share* or value of transaction **N/A**	14.	Date and place of transaction **17 APRIL 2009 LONDON**
15.	Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage) **630,751 0.07788%**	16.	Date issuer informed of transaction **17 APRIL 2009**

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17.	Date of grant **N/A**	18.	Period during which or date on which it can be exercised **N/A**
19.	Total amount paid (if any) for grant of the option **N/A**	20.	Description of *shares* or debentures involved (*class* and number) **N/A**
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise **N/A**	22.	Total number of *shares* or debentures over which options held following notification **N/A**
23.	Any additional information **N/A**	24.	Name of contact and telephone number for queries: **JENNIFER BRAUNHOFER, ASSISTANT COMPANY SECRETARY, 020 7010 2256.**

Name and signature of duly authorised officer of *issuer* responsible for making notification

JENNIFER BRAUNHOFER

ASSISTANT COMPANY SECRETARY

____

Date of notification ___20 APRIL 2009_______________________________

Take That go with Penguin this Christmas

21 April 2009

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World Rights for a photographic book by Take That have been acquired by Rowland White at Michael Joseph from Eugenie Furniss and Sol Parker at William Morris and Jonathan Wild at 10 Management.

The book is to be published in two volumes and will celebrate the remarkable Take That story, from the formation of the band in 1990 right up to the present day.

The images will include personal pictures, previously unseen images from the Take That archive, as well as specially commissioned, stunning new photography. The accompanying text will be written by the band.

Jonathan Wild, on behalf of the band commented, "The guys have wanted to do a book for a long time, but it was important that the timing, as well as the creative idea was right. They're really looking forward to producing what will be a fantastic collector's piece featuring imagery spanning almost two decades along with comment which is both honest and personal".

White says: 'The inspiring return of Take That has been pop's biggest and best good news story. And nothing short of astonishing. I'm very proud indeed that Penguin will be collaborating with the nation's favourite band on this ground- breaking and enormously exciting project.'

The book will be published in October 2009 following the band's record-breaking summer tour.

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Penguin Books South Africa Announces a New Literary Award

21 April 2009

Penguin Books announced today a new literary award for writers from the African continent. **The Penguin Prize for African Writing** has two categories: a previously unpublished full-length work of adult fiction and one of non-fiction. The prize in each category will be R50 000 and a publishing contract with Penguin Books South Africa, with worldwide distribution via Penguin Group companies.

Penguin South Africa's CEO **Alison Lowry** commented, "Although this prize does not exclude established authors, we believe that there are new writers from Africa for whom Penguin can provide a platform, and in so doing we hope to reflect and showcase the diversity of voices on our continent both at home and abroad."

Books to be considered for the non-fiction award will be serious narratives that examine and explore African issues and experiences for both local and international audiences in an engaging, thought provoking and enlightening way.

For the fiction prize the judges will be looking for novels of freshness and originality that represent the finest examples of contemporary fiction out of Africa.

Penguin's Chairman and Chief Executive, **John Makinson** said, "As we approach the end of our second decade of publishing in South Africa, it is exciting to be able to look ahead to the next phase of the company's development. The Penguin Prize for African Writing will give us opportunities to reach new readers across Africa and bring talented and important writers to the attention of book lovers around the world."

Submissions for both categories are now open, and close on the 30th of January 2010. The shortlist will be announced in April 2010 and the final prizes will be awarded in September 2010.

See these documents for the fiction and non-fiction prize criteria:

Penguin Prize for African Writing - Fiction Criteria

Penguin Prize for African Writing - Non-fiction Criteria

For further information, or to interview Penguin's CEO Alison Lowry or Publisher Louise Grantham please contact Tracey McDonald on +27 11 327 3550 or tracey.mcdonald@za.penguingroup.com

Penguin African Writers Series
21 April 2009

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On Penguin Books (South Africa) announced today that it is to launch the **Penguin African Writers Series** - a list that will include, among others, some of the very best books from the iconic Heinemann African Writers Series, which was established in 1962, as well as new books from fresh African voices.

Chinua Achebe, the prize-winning Nigerian writer and author of the classics *Things Fall Apart* and *The Anthills of Savannah*, was the original series editor of the Heinemann list, guiding and developing it for its first ten years.

Penguin is delighted, therefore, and deeply honoured to confirm that Achebe has agreed to take up the position of Editorial Adviser for the Penguin African Writers Series and his own collection *Girls at War and Other Stories* will be one of the six inaugural books to be published in August 2009.

Says **Chinua Achebe**, "Africa is a huge continent with a diversity of cultures and languages. Africa is not simple - often people want to simplify it, generalise it, stereotype its people, but Africa is very complex. The world is just starting to get to know Africa. The last five hundred years of European contact with Africa produced a body of literature that presented Africa in a very bad light and now the time has come for Africans to tell their own stories.
"The Penguin African Writers Series will bring a new energy to the publication of African literature. Penguin Books (South Africa) is committed to publishing both established and new voices from all over the African continent to ensure African stories reach a wider global audience.
"This is really what I personally want to see - writers from all over Africa contributing to a definition of themselves, writing ourselves and our stories into history. One of the greatest things literature does is allow us to imagine; to identify with situations and people who live in completely different circumstances, in countries all over the world. Through this series, the creative exploration of those issues and experiences that are unique to the African consciousness will be given a platform, not only throughout Africa, but also to the world beyond its shores.
"Storytelling is a creative component of human experience and in order to share our experiences with the world, we as Africans need to recognise the importance of our own stories. By starting the series on the solid foundations laid by the renowned Heinemann African Writers Series, I am honoured to join Penguin in inviting young and upcoming writers to accept the challenge passed down by celebrated African authors of
earlier decades and to continue to explore, confront and question the realities of life in Africa through their work; challenging Africa's people to lift her to her rightful place among the nations of the world."

Penguin South Africa's CEO **Alison Lowry** commented, "We are excited by the potential of the Penguin African Writers Series. It is an integral part of our strategy to broaden the range of voices already on our list from across

the African continent and make them accessible to all."

The books scheduled to be published in August 09 are:
Girls at War and Other Stories - Chinua Achebe
Hangman's Game - Karen King-Aribisala
Black Sunlight - Dambudzo Marechera
Neighbours - The Story of Murder - Lilia Momple
As the Crow Flies - Veronique Tadjo
Weep Not, Child - Ngugi wa Thiong'o

For further information, or to interview Penguin's CEO Alison Lowry or Publisher Louise Grantham please contact Tracey McDonald on +27 11 327 3550 or tracey.mcdonald@za.penguingroup.com

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Penguin and Founder Apabi sign e-book agreement in China

21 April 2009

O *Beijing, London, 21st April 2009:* Penguin, the international publishing company, announced today an agreement with Beijing-based Founder Apabi Group to make its front and backlist of English publishing available in e-book form to readers in China.

Penguin's full range of e-book titles from the UK and Dorling Kindersley, which today stands at more than 2,000 titles, will be made available in Apabi's proprietary CEB format. Penguin is the first international publisher to sign such an agreement in this major market.

Starting May 2009, Penguin's best-selling titles will be available in English for download to Chinese readers, including a wide range of fiction, non-fiction, classics, children's, lifestyle, and travel books.

Presently, China's e-book market is primarily focused on libraries and academic collections, with a small but rapidly growing consumer e-book market. Founder Apabi occupies an estimated 80% share of this market, with more than 500,000 e-book titles in its database, taken from more than 500 Chinese publishers. The Chinese e-book market in 2008 was estimated to be worth RMB200 million.

John Makinson, Chairman and CEO of Penguin Group, comments: "We are excited to be signing this landmark agreement with Founder Apabi. For Penguin, both the Chinese market and the digital arena represent areas of great opportunity and future growth, and in Apabi we believe we have found the right partner to develop our e-book offering. We look forward to using our relationship with Apabi as a springboard for a range of digital projects over the coming years."

Fang Zhonghua, Senior Vice-President of Founder Group, says: "Penguin is the world's leading consumer publishing business, and the best-loved brand in the industry. I'm very happy that

Penguin Group and Founder Apabi will start to cooperate in digital publishing in China, reaching out to the world's largest online population."

ENDS

For further information please contact:

jo.lusby@cn.penguingroup.com

Rebecca.sinclair@uk.penguin group.com
+44 207 010 4279

Notes to Editors:

Penguin Group (China) was legally established in August 2005, to establish a foothold for the brand. From its base in Beijing, Penguin works to develop distribution of English language titles, establish Chinese joint publishing projects,

and acquire translation rights to Chinese language works.

Penguin was the first trade publisher to have its own website (and the first English-language trade publisher to launch a Chinese-language website), produce audiobooks and ebooks and to create its own online community and blog. Around 17m people visited Penguin websites around the world in 2008. Recent digital initiatives include Penguin Dating - an online dating website designed to bring literature lovers together, Blog a Penguin Classic - the biggest ever classics blog, a wiki-novel *A Million Penguins* and an online storytelling project *We Tell Stories,* which won the prestigious Best in Show award, as well as the Experimentation award, at the recent South by South West Web Awards.

Founder Apabi was established in the year 2000 under the auspices of Peking University's Founder Group. Core products are based around the national standard Chinese Ebook Format (CEB) and Digital Rights Management (DRM) software. Today, Apabi offers digital library, newspaper database, online museum, mobile reading, and many more services. Founder Apabi also offers digitization, archiving, and sales services to publishers of books, newspapers and periodicals

Director Shareholding
23 April 2009

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PEARSON PLC

(the "Company")

Pearson plc announces that on 22 April 2009, Patrick Cescau, a director, purchased 80,000 7% Sterling Bonds 2014 at £107.567.

Directors' Shareholding
23 April 2009

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PEARSON PLC
(the "Company")

Annual Bonus Share Matching Plan (the "Plan")

On 16 April 2009, participants became entitled to ordinary shares in the Company ("Shares") on maturity of their right to "matching shares" under the rules of the Plan (the "Rules"). Under the Plan, participants who invest their after-tax bonus in shares become entitled, without payment, to "matching shares" on a one-for-one basis if a corporate performance target is met over a five year period. In relation to awards made on 16 April 2004, the five year performance target was met in 2009. Accordingly, under the Rules, participants are now entitled to matching shares on a one-for-one basis.

The Rules require that sufficient shares are sold to discharge the PAYE income tax liability on the shares released. In consequence, the shares set out in the second column below were sold on 22 April 2009 at a price of £6.74 per share, leaving the after-tax number of shares set out in the final column below:-

Name of Director	Number of Shares Sold	Number of Shares Retained
David Bell	19	46
Rona Fairhead	22	52

As a result, the executive directors named below are interested in the following shares (excluding shares to which they may become entitled, subject to satisfaction of any relevant conditions, under the Company's employee share schemes):-

Name of Director	Number of Shares	% of Issued Share Capital
David Bell	253,050	0.03125%
Rona Fairhead	212,347	0.02622%